Filed by The NASDAQ OMX Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NYSE Euronext

Commission File No.: 001-33392

E-mail sent to employees of NASDAQ OMX on April 1, 2011 by Bob Greifeld

Subject Line: NASDAQ OMX Group Bids for NYSE Euronext

Dear Colleagues,

This morning we announced that The NASDAQ OMX Group and IntercontinentalExchange (ICE) have placed a joint proposal to acquire NYSE Euronext. It is proposed that NASDAQ OMX would retain the NYSE Euronext Cash Trading and Listings, US Options and Information Services and Technology Solutions businesses. ICE would purchase NYSE Euronext’s futures business. NASDAQ OMX and ICE will continue to operate as separate entities while this transaction is pending as well as after its completion.

If approved, the historic combination of NASDAQ OMX and NYSE Euronext will merge the two leading icons of global capital formation to create one unified, leading global exchange company specializing in equities, US options, listings and exchange-related technology.

We know the future of the exchange industry is about technology, flexibility and scale. And the cornerstone of this deal is consistent with our long-term strategic goal to lever scale to achieve efficiency. We have executed this before and if given the opportunity we will do so again.

This transaction is not about short-term synergies but sustainable, long-term growth. As we seek to combine the highly-complementary strengths of our two companies, we will continue to invest in our workforces and the technologies that have made us a leader in this space.

Today is only the beginning of this process, and the proposed combination is still subject to shareholder and regulatory approvals. I will keep you posted on developments as they happen and will plan to hold an all hands call early next week. In the meantime, I ask that you stay close to our customers and constituents and continue to execute our business plan.

I encourage you to review the press release we issued earlier and the website we created regarding the deal at http://www.nasdaq.com/deal. I have also recorded a short video message about our announcement, which you can view at this link on the home page of our Intranet.

I look forward to speaking with you soon.

Regards,

Bob G.

Forward-Looking Statements

Information set forth in this communication contains forward-looking statements that involve a number of risks and uncertainties. NASDAQ OMX and IntercontinentalExchange caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to (i) projections about future financial results, growth, trading volumes, tax benefits and achievement of synergy targets, (ii) statements about the implementation dates and benefits of certain strategic initiatives, (iii) statements about integrations of recent acquisitions, and (iv) other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond NASDAQ OMX’s and IntercontinentalExchange’s control. These factors include, but are not limited to, NASDAQ OMX’s and IntercontinentalExchange’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in each of NASDAQ OMX’s and IntercontinentalExchange’s filings with the U.S. Securities Exchange Commission (the “SEC”), including (i) NASDAQ OMX’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on NASDAQ OMX’s website at http://nasdaqomx.com and (ii) IntercontinentalExchange’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on IntercontinentalExchange’s website at http://theice.com. NASDAQ OMX’s and IntercontinentalExchange’s filings are also available on the SEC website at www.sec.gov. Risks and uncertainties relating to the proposed transaction include: NASDAQ OMX, IntercontinentalExchange and NYSE Euronext will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals and financing commitments will not be obtained on satisfactory terms and in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of NYSE Euronext’s operations with those of NASDAQ OMX or IntercontinentalExchange will be materially delayed or will be more costly or difficult than expected. NASDAQ OMX and IntercontinentalExchange undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information About the Proposed Transaction and Where to Find It:

Subject to future developments, additional documents regarding the transaction may be filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus or any other documents NASDAQ OMX, IntercontinentalExchange and NYSE Euronext would file with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER

DOCUMENTS NASDAQ OMX, INTERCONTINENTALEXCHANGE AND NYSE EURONEXT WOULD FILE WITH THE SEC, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, if and when such document becomes available, and other relevant documents filed by NYSE Euronext, IntercontinentalExchange and/or NASDAQ OMX, without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus, if and when such document becomes available may be obtained, without charge, by directing a request to NASDAQ OMX at One Liberty Plaza, New York, New York 10006, Attention: Investor Relations, in the case of NASDAQ OMX’s filings, or IntercontinentalExchange, at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations, or by emailing a request to ir@theice.com, in the case of IntercontinentalExchange’s filings.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation:

NASDAQ OMX, IntercontinentalExchange, and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.

You can find information about NASDAQ OMX and NASDAQ OMX’s directors and executive officers in NASDAQ OMX’s Annual Report on Form 10-K, filed with the SEC on February 24, 2011, NASDAQ OMX’s proxy statement, filed with the SEC on April 16, 2010 for its 2010 annual meeting of stockholders, and NASDAQ OMX’s current reports on Form 8-K, filed on February 14, 2011 and February 24, 2011.

You can find information about IntercontinentalExchange and IntercontinentalExchange’s directors and executive officers in IntercontinentalExchange’s Annual Report on Form 10-K, filed with the SEC on February 9, 2011, IntercontinentalExchange’s current report on Form 8-K filed on March 7, 2011 and IntercontinentalExchange’s proxy statement for its 2010 annual meeting of stockholders, filed with the SEC on April 5, 2010.

Additional information about the interests of potential participants will be included in the joint prospectus/proxy statement, if and when it becomes available, and the other relevant documents filed with the SEC.